UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Perficient, Inc.
(Exact name of registrant as specified in its charter)

Delaware		74-2853258
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John T. McDonald
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(512) 531-6011 (fax)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
J. Nixon Fox, III
Vinson & Elkins L.L.P.
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746-7568
(512) 542-8400
(512) 542-8612 (fax)

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock offered by the Selling Stockholders (1)	449,680	$16.06 (2)	$7,221,860.80	$221.71

(1)           Up to 449,680 shares of Common Stock may be sold from time to time by the Selling Stockholders.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.  The maximum offering price per unit and the maximum aggregate offering price is based on the average of the high and low sales price of Perficient, Inc.’s common stock on the Nasdaq Global Select Market on November 23, 2007.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The securities represented in this prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, November 28, 2007

PRELIMINARY PROSPECTUS

449,680 Shares

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 449,680 shares of our common stock for the account of certain of our stockholders.  See “Selling Stockholders” in this prospectus.  We issued these shares in connection with our acquisition of BoldTech Systems, Inc. on September 20, 2007.  We will not receive any proceeds from this offering.

We have previously registered the offer and sale from time to time of up to an aggregate of 5,924,799 shares of our common stock for the account of certain of our stockholders who acquired such shares in connection with our prior acquisitions as follows:

Number of Shares Registered	In Connection with Acquisition of:	SEC File No.
253,116	Genisys Consulting, Inc.	333-116549
1,938,001	Meritage Technologies, Inc.	333-117216
1,193,179	ZettaWorks LLC	333-123177
325,039	iPath Solutions, Ltd.	333-129054
158,857	Vivare, LP	333-129054
10,995	Vivare, LP	333-138602
464,569	Bay Street Solutions, Inc.	333-138602
472,228	Energy, Government and General Business unit of Digital Consulting & Software Services, Inc.	333-138602
446,935	Insolexen, Corp.	333-138602
306,247	e tech solutions, Inc.	333-142267
355,633	Tier1 Innovation, LLC	333-145899

See “Other Resale Registration Statements” on page 12 of this prospectus for additional information.

Our shares of common stock are listed on the Nasdaq Global Select Market under the symbol “PRFT.”

Investing in our common stock involves risks.  You should carefully consider the risks described in the “Risk Factors” section beginning on page 3 of this prospectus and under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities.  See “Where You Can Find More Information.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2007

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
OUR COMPANY	2
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	9
USE OF PROCEEDS	10
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	14
LEGAL MATTERS	15
EXPERTS	15
WHERE YOU CAN FIND MORE INFORMATION	15
INFORMATION WE INCORPORATE BY REFERENCE	16

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell or soliciting offers to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

You should not assume that the information contained in this prospectus or the prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

The terms “Perficient,” “we,” “our,” and “us” refer to Perficient, Inc. and its subsidiaries unless the context suggests otherwise.

OUR COMPANY

We are an information technology consulting firm serving Global 2000 and other large enterprise companies primarily in the United States.  We help clients use Internet-based technologies to improve productivity and competitiveness, strengthen relationships with customers, suppliers and partners and reduce information technology costs.  Our solutions enable these benefits by integrating, automating and extending business processes, technology infrastructure and software applications end-to-end within an organization and with key partners, suppliers and customers.  This provides real-time access to critical business applications and information and a scalable, reliable, secure and cost-effective technology infrastructure.

Through our experience in developing and delivering eBusiness solutions for a large number of Global 2000 clients, we have acquired significant domain expertise that we believe differentiates our firm.  We use expert project teams that we believe deliver high-value, measurable results by working collaboratively with clients and their partners through a user-centered, technology-based and business-driven solutions methodology.  We believe this approach enhances return-on-investment for our clients by significantly reducing the time and risk associated with designing and implementing eBusiness integration solutions.

Our 1,500 colleagues serve clients from a network of 18 offices in North America and two offshore development centers, including a Software Engineering Institute (SEI) CMMI Level 4 certified global development center in Hangzhou, China and a third party offshore facility in Eastern Europe operated for our benefit.  Approximately 25% of our billable consulting professionals are from our global development center in China, our exclusively operated Eastern European facility and our foreign national H-1B consulting group. We believe that these offshore capabilities, combined with the leadership of our United States based consulting staff, enable us to field an agile, cost effective and world-class business and technology consulting team to serve our clients.

Our goal is to continue to build one of the leading independent information technology consulting firms by expanding our relationships with existing and new clients, leveraging our operations to expand nationally and continuing to make disciplined acquisitions. We believe the United States represents an attractive market for growth. As demand for our services grows, we believe we will attempt to increase the number of professionals in our 18 North American offices and to add new offices throughout the United States, both organically and through acquisitions.

We believe the market for information technology consulting services is highly fragmented and that we can achieve significantly faster growth in revenues and profitability through a combination of organic growth and acquisitions than we could through organic growth alone.  We believe our methodology for identifying, structuring, executing and integrating acquisitions helps us complete acquisitions efficiently and maximize operating synergies and financial returns.  Since April 2004, we have acquired and integrated 12 information technology consulting firms, four of which were acquired in 2007.

We believe we have built one of the leading independent information technology consulting firms in the United States.  In addition to our network of 18 North American offices, we have over 350 colleagues who are part of “national” business units, who travel extensively to serve clients throughout the United States. Our future growth plan includes expanding our business throughout the United States, both through expansion of our national travel practices and through opening new offices, both organically and through acquisitions.  In 2006, 2005 and 2004, 99%, 99% and 98% of our revenues, respectively, was derived from clients in the United States, while 1%, 1% and 2% of revenues, respectively, was derived from customers in Canada.  Over 99% of our total assets were located in the United States in 2006 and 2005, with the remainder located in Canada.

We place strong emphasis on building lasting relationships with clients.  Over the past three years ending December 31, 2006, an average of 81% of revenue, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from clients who continued to utilize our services from the prior year.  We have also built meaningful partnerships with software providers, most notably IBM, whose products we use to design and implement solutions for our clients.  These partnerships enable us to reduce our cost of sales and sales cycle times and increase success rates through leveraging our partners’ marketing efforts and endorsements.

RISK FACTORS

You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our common stock.  If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially and adversely affected.  This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

Risks Related to Our Business

Prolonged economic weakness in the Internet software and services market could adversely affect our business, financial condition and results of operations.

The market for middleware and Internet software and services has changed rapidly over the last eight years. The market for middleware and Internet software and services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Market demand for Internet software and services began to stabilize and improve from 2003 to 2006, but this trend may not continue.  Our future growth is dependent upon the demand for Internet software and services, and, in particular, the information technology consulting services we provide.  Demand and market acceptance for middleware and Internet services are subject to a high level of uncertainty.  Prolonged weakness in the middleware and Internet software and services industry has caused in the past, and may cause in the future, business enterprises to delay or cancel information technology projects, reduce their overall budgets and/or reduce or cancel orders for our services.  This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins.  If companies cancel or delay their business and technology initiatives or choose to move these initiatives in-house, our business, financial condition and results of operations could be materially and adversely affected.

Pursuing and completing potential acquisitions could divert management’s attention and financial resources and may not produce the desired business results.

If we pursue any acquisition, our management could spend a significant amount of time and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced and the interest on any debt financing could adversely affect our results of operations. From an accounting perspective, an acquisition may involve amortization or the write-off of significant amounts of intangible assets that could adversely affect our results of operations.

Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the anticipated revenues, earnings or business synergies for a variety of reasons, including:

•	difficulties in the integration of services and personnel of the acquired business;

•	the failure of management and acquired services personnel to perform as expected;

•	the risks of entering markets in which we have no, or limited, prior experience;

•	the failure to identify or adequately assess any undisclosed or potential liabilities or problems of the acquired business including legal liabilities;

•	the failure of the acquired business to achieve the forecasts we used to determine the purchase price; or

•	the potential loss of key personnel of the acquired business.

These difficulties could disrupt our ongoing business, distract our management and colleagues, increase our expenses and materially and adversely affect our results of operations.

If we do not effectively manage our growth, our results of operations and cash flows could be adversely affected.

Our ability to operate profitably with positive cash flows depends partially on how effectively we manage our growth. In order to create the additional capacity necessary to accommodate the demand for our services, we may need to implement a variety of new and upgraded operational and financial systems, procedures and controls, open new offices and hire additional colleagues. Implementation of these new systems, procedures and controls may require substantial management efforts and our efforts to do so may not be successful. The opening of new offices or the hiring of additional colleagues may result in idle or underutilized capacity. We periodically assess the expected long-term capacity utilization of our offices and professionals. We may not be able to achieve or maintain optimal utilization of our offices and professionals. If demand for our services does not meet our expectations, our revenues and cash flows will not be sufficient to offset these expenses and our results of operations and cash flows could be adversely affected.

We may not be able to attract and retain information technology consulting professionals, which could affect our ability to compete effectively.

Our business is labor intensive.  Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate, manage and effectively utilize highly skilled information technology consulting professionals.  Additionally, our technology professionals are primarily at-will employees.  We also use independent subcontractors where appropriate.  Failure to retain highly skilled technology professionals would impair our ability to adequately manage staff and implement our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.

Our success will depend on attracting and retaining senior management and key personnel.

Our industry is highly specialized and the competition for qualified management and key personnel is intense. We expect this to remain so for the foreseeable future. We believe that our success will depend on retaining our senior management team and key technical and business consulting personnel.  Retention is particularly important in our business as personal relationships are a critical element of obtaining and maintaining strong relationships with our clients.  In addition, as we rapidly grow our business, our need for senior experienced management and delivery personnel increases substantially.  If a significant number of these individuals stop working for us, or if we are unable to attract top talent, our level of management, technical, marketing and sales expertise could diminish or otherwise be insufficient for our growth.  We may be unable to achieve our revenues and operating performance objectives unless we can attract and retain technically qualified and highly skilled sales, technical, business consulting, marketing and management personnel.  These individuals would be difficult to replace, and losing them could seriously harm our business.

We may have difficulty in identifying and competing for strategic acquisition and partnership opportunities.

Our business strategy includes the pursuit of strategic acquisitions. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business.  We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us, or at all.  If we fail to identify and successfully complete these transactions, our competitive position and our growth prospects could be adversely affected.  In addition, we may face competition from other companies with significantly greater resources for acquisition candidates, making it more difficult for us to acquire suitable companies on favorable terms.

The market for the information technology consulting services we provide is competitive, has low barriers to entry and is becoming increasingly consolidated, which may adversely affect our market position.

The market for the information technology consulting services we provide is competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market and therefore new entrants may compete with us in the future. For example, due to the rapid changes and volatility in our market, many well-capitalized companies, including some of our partners, that have focused on sectors of the Internet software and services industry that are not competitive with our business may refocus their activities and deploy their resources to be competitive with us.

An increasing amount of information technology services are being provided by lower-cost non-domestic resources. The increased utilization of these resources for US-based projects could result in lower revenues and margins for US-based information technology companies. Our ability to compete utilizing higher-cost domestic resources and/or our ability to procure comparably priced off-shore resources could adversely impact our results of operations and financial condition.

Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. We currently compete with regional and national information technology consulting firms, and, to a limited extent, offshore service providers and in-house information technology departments. Many of the larger regional and national information technology consulting firms have substantially longer operating histories, more established reputations and potential partner relationships, greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. We may face increasing competitive pressures from these competitors as the market for Internet software and services continues to grow. This may place us at a disadvantage to our competitors, which may harm our ability to grow, maintain revenues or generate net income.

In recent years, there has been substantial consolidation in our industry, and we expect that there will be significant additional consolidation in the future. As a result of this increasing consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than we have. We believe that this competition could have a significant negative effect on our marketing, distribution and reselling relationships, pricing of services and products and our product development budget and capabilities. One or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. In addition, competitors may win client engagements by significantly discounting their services in exchange for a client’s promise to purchase other goods and services from the competitor, either concurrently or in the future. These activities may potentially force us to lower our prices and suffer reduced operating margins. Any of these negative effects could significantly impair our results of operations and financial condition. We may not be able to compete successfully against new or existing competitors.

Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing customer requirements.

Rapidly changing technology, evolving industry standards and changing customer needs are common in the Internet software and services market. We expect technological developments to continue at a rapid pace in our industry. Technological developments, evolving industry standards and changing customer needs could cause our business to be rendered obsolete or non-competitive, especially if the market for the core set of eBusiness solutions and software platforms in which we have expertise does not grow or if such growth is delayed due to market acceptance, economic uncertainty or other conditions. Accordingly, our success will depend, in part, on our ability to:

•	continue to develop our technology expertise;

•	enhance our current services;

•	develop new services that meet changing customer needs;

•	advertise and market our services; and

•	influence and respond to emerging industry standards and other technological changes.

We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations, including materially reducing our revenues and operating results.

We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:

•	security;

•	intellectual property ownership;

•	privacy;

•	taxation; and

•	liability issues.

Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations, including reduced net income.

A significant portion of our revenue is dependent upon building long-term relationships with our clients and our operating results could suffer if we fail to maintain these relationships.

Our professional services agreements with clients are in most cases terminable on 10 to 30 days’ notice. A client may choose at any time to use another consulting firm or choose to perform services we provide through their own internal resources. Accordingly, we rely on our clients’ interests in maintaining the continuity of our services rather than on contractual requirements. Termination of a relationship with a significant client or with a group of clients that account for a significant portion of our revenues could adversely affect our revenues and results of operations.

If we fail to meet our clients’ performance expectations, our reputation may be harmed.

As a services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality services and integrity. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the number of providers of information technology services. As a result, if a client is not satisfied with our services or does not perceive our solutions to be effective or of high quality, our reputation may be damaged and we may be unable to attract new, or retain existing, clients and colleagues.

We may face potential liability to customers if our customers’ systems fail.

Our eBusiness integration solutions are often critical to the operation of our customers’ businesses and provide benefits that may be difficult to quantify. If one of our customers’ systems fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, a given insurer might disclaim coverage as to any future claims. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could suffer.

The loss of one or more of our significant software business partners would have a material adverse effect on our business and results of operations.

Our business relationships with software vendors enable us to reduce our cost of sales and increase win rates through leveraging our partners’ marketing efforts and strong vendor endorsements. The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues and adversely affect our results of operations.

In particular, a substantial portion of our solutions are built on IBM WebSphere platforms and a significant number of our clients are identified through joint selling opportunities conducted with IBM and through sales leads obtained from our relationship with IBM. Revenues from IBM were approximately 8%, 9% and 17% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The loss of our relationship with or a significant reduction in the services we perform for IBM would have a material adverse effect on our business and results of operations.

Our quarterly operating results may be volatile and may cause our stock price to fluctuate.

Our quarterly revenues, expenses and operating results have varied in the past and may vary significantly in the future. In addition, many factors affecting our operating results are outside of our control, such as:

•	demand for Internet software and services;

•	customer budget cycles;

•	changes in our customers’ desire for our partners’ products and our services;

•	pricing changes in our industry; and

•	government regulation and legal developments regarding the use of the Internet.

As a result, if we experience unanticipated changes in the number or nature of our projects or in our employee utilization rates, we could experience large variations in quarterly operating results in any particular quarter.

Our services revenues may fluctuate quarterly due to seasonality or timing of completion of projects.

We may experience seasonal fluctuations in our services revenues. We expect that services revenues in the fourth quarter of a given year may typically be lower than in other quarters in that year as there are fewer billable days in this quarter as a result of vacations and holidays. In addition, we generally perform services on a project basis. While we seek wherever possible to counterbalance periodic declines in revenues on completion of large projects with new arrangements to provide services to the same client or others, we may not be able to avoid declines in revenues when large projects are completed. Our inability to obtain sufficient new projects to counterbalance any decreases in work upon completion of large projects could adversely affect our revenues and results of operations.

Our software revenues may fluctuate quarterly, leading to volatility in our results of operations.

Our software revenues may fluctuate quarterly and be higher in the fourth quarter of a given year as procurement policies of our clients may result in higher technology spending towards the end of budget cycles. This seasonal trend may materially affect our quarter-to-quarter revenues, margins and operating results.

Our overall gross margin fluctuates quarterly based on our services and software revenues mix, impacting our results of operations.

The gross margin on our services revenues is, in most instances, greater than the gross margin on our software revenues. As a result, our gross margin will be higher in quarters where our services revenues, as a percentage of total revenues, has increased, and will be lower in quarters where our software revenues, as a percentage of total revenues, has increased. In addition, gross margin on software revenues may fluctuate as a result of variances in gross margin on individual software products.  Our stock price may be negatively affected in quarters in which our gross margin decreases.

Our services gross margins are subject to fluctuations as a result of variances in utilization rates and billing rates.

Our services gross margins are affected by trends in the utilization rate of our professionals, defined as the percentage of our professionals’ time billed to customers divided by the total available hours in a period, and in the billing rates we charge our clients. Our operating expenses, including employee salaries, rent and administrative expenses, are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in process. If a project ends earlier than scheduled, we may need to redeploy our project personnel. Any resulting non-billable time may adversely affect our gross margins.

The average billing rates for our services may decline due to rate pressures from significant customers and other market factors, including innovations and average billing rates charged by our competitors. Also, our average billing rates will decline if we acquire companies with lower average billing rates than ours. To sell our products and services at higher prices, we must continue to develop and introduce new services and products that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new services, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.

If we fail to complete fixed-fee contracts within budget and on time, our results of operations could be adversely affected.

We perform a limited number of projects on a fixed-fee, turnkey basis, rather than on a time-and-materials basis. Under these contractual arrangements, we bear the risk of cost overruns, completion delays, wage inflation and other cost increases. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our results of operations could be adversely affected. We cannot guarantee that in the future we will not price these contracts inappropriately, which may result in losses.

We may not be able to maintain our level of profitability.

Although we have been profitable for the past three years, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot guarantee future operating results. In future quarters, our operating results may not meet public market analysts’ and investors’ expectations. If this occurs, the price of our common stock will likely fall.

International operations subject us to additional political and economic risks that could have an adverse impact on our business.

In connection with our acquisition of BoldTech Systems, Inc., we acquired a development center in Hangzhou, China and in connection with our acquisition of ePairs, Inc., we acquired a recruiting center in Chennai, India.  We also have an agreement with a third party offshore facility in Eastern Europe that is operated for our benefit.  Because of our limited experience with facilities outside of the United States, we are subject to certain risks related to expanding our presence into non-U.S. regions, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.

     Furthermore, there are risks inherent in expanding into non-U.S. regions, including, but not limited to:

•	political and economic instability;

•	global health conditions and potential natural disasters;

•	unexpected changes in regulatory requirements;

•	international currency controls and exchange rate fluctuations;

•	reduced protection for intellectual property rights in some countries; and

•	additional vulnerability from terrorist groups targeting American interests abroad.

Any one or more of the factors set forth above could have a material adverse effect on our international operations, and, consequently, on our business, financial condition and operating results.

We have recorded deferred offering costs in connection with a shelf registration statement, and our inability to offset these costs against the proceeds of future offerings from our shelf registration statement could result in a non-cash expense in our Statement of Income in a future period.

We initially filed a registration statement with the Securities and Exchange Commission on March 7, 2005 to register the offer and sale by the Company and certain selling stockholders of shares of our common stock. Due to overall market conditions during the second quarter 2006, we converted our registration statement into a shelf registration statement to allow for offers and sales of common stock from time to time as market conditions permit.  As of December 31, 2006, we have recorded approximately $943,000 of deferred offering costs (approximately $579,000 after tax, if ever expensed) in connection with the offering and have classified these costs as prepaid expenses in other non-current assets on our balance sheet.

If we sell shares of common stock from our shelf registration statement, we will offset these accumulated deferred offering costs against the proceeds of the offering. If we do not raise funds through an equity offering from the shelf registration statement or fail to maintain the effectiveness of the shelf registration statement, the currently capitalized deferred offering costs will be expensed. Such expense would be a non-cash accounting charge as all of these expenses have already been paid.

Risks Related to Ownership of Our Common Stock

Our stock price has been volatile and may continue to fluctuate widely.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “PRFT.”  Our common stock price has been volatile.  Our stock price may continue to fluctuate widely as a result of the limited trading volume, announcements of new services and products by us or our competitors, quarterly variations in operating results, the gain or loss of significant customers, changes in public market analysts’ estimates and market conditions for information technology consulting firms and other technology stocks in general.

We periodically review and consider possible acquisitions of companies that we believe will contribute to our long-term objectives. In addition, depending on market conditions, liquidity requirements and other factors, from time to time we consider accessing the capital markets. These events may also affect the market price of our common stock.

Our officers, directors, and 5% and greater stockholders own a large percentage of our voting securities and their interests may differ from other stockholders.

Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 12% of the voting power of our common stock. This concentration of voting power of our common stock may make it difficult for our other stockholders to successfully approve or defeat matters that may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our company.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute your ownership percentage in our stock.

We intend to continue to make investments to support our business growth and may require additional funds to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

It may be difficult for another company to acquire us, and this could depress our stock price.

In addition to the large percentage of our voting securities held by our officers, directors and 5% and greater stockholders, provisions contained in our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of “blank check” preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict some business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and in the documents we incorporate by reference that are not purely historical statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information.  Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.  The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words.  You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

All forward-looking statements, express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Perficient are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Perficient or any persons acting on our behalf may issue.

USE OF PROCEEDS

This prospectus related to the offer and sale from time to time of up to an aggregate of 449,680 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

On September 20, 2007, we consummated the acquisition of BoldTech Systems, Inc., which we refer to as BoldTech, through a series of mergers pursuant to which BoldTech was merged with and into Perficient.  In our acquisition of BoldTech, we paid approximately $20.4 million to the BoldTech securityholders, consisting of approximately $10.0 million in cash and 449,680 shares of our common stock (valued at approximately $10.4 million as of September 20, 2007), subject to certain post-closing adjustments.  In addition to the amounts paid to the BoldTech interest holders, we also incurred approximately $1.0 million in transaction costs.  In accordance with the Agreement and Plan of Merger governing our acquisition of BoldTech, which we refer to as the BoldTech Merger Agreement, we are registering 449,680 shares of our common stock issued in the acquisition for resale by the BoldTech securityholders.

The following table sets forth information as of November 23, 2007 and includes the number of shares of common stock beneficially owned by the selling stockholders prior to the offering, the number of shares of common stock offered by the selling stockholders, and the number of shares of common stock that will be owned by the selling stockholders upon completion of the offering or offerings pursuant to this prospectus, assuming the selling stockholders sell all of the shares of common stock offered hereby.  The percentage of shares beneficially owned prior to this offering in the following table is based on 31,576,046 shares of common stock outstanding as of November 23, 2007.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission.  These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group.  To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number of Shares Being Offered	Number	Percent

Donald Kasica (1)	145,734	*	145,734	0	0
Kent Kasica (2)	145,370	*	145,370	0	0
Michael J. Brennan (3)	42,263	*	42,263	0	0
Jeffrey C. Lutz (4)	28,054	*	28,054	0	0
HCP Direct Investments Limited (5)	14,118	*	14,118	0	0
Rafe Wilson (6)	12,023	*	12,023	0	0
Lillian Kushner (7)	11,659	*	11,659	0	0
BoldTech Partners, LLC (8)	9,177	*	9,177	0	0
Jeffrey and Susan B Lutz (JTs) (9)	5,829	*	5,829	0	0
Jeffrey R. Battin (10)	5,465	*	5,465	0	0
The Newton Fund LP (11)	4,588	*	4,588	0	0
David Hastoglis (12)	2,186	*	2,186	0	0
Mary-Beth Ostasz (13)	1,822	*	1,822	0	0
Kevin T. Sheen (14)	1,822	*	1,822	0	0
Robert H. Sisco (15)	1,822	*	1,822	0	0
Jeffrey A. Shaw (16)	1,457	*	1,457	0	0
Jeffrey D. Leitheiser (17)	1,457	*	1,457	0	0
Viking Ventures (18)	1,412	*	1,412	0	0
Daniel R. Kerber (19)	1,093	*	1,093	0	0
Andrew Mendler (20)	1,093	*	1,093	0	0
Peter P. Yanchak (21)	729	*	729	0	0
Mitchell S. Baltuch (22)	729	*	729	0	0
Chris M. McGuire (23)	729	*	729	0	0

Randall S. Shillman (24)	729	*	729	0	0
Mike Kinder (24)	729	*	729	0	0
Shawn Davison (24)	729	*	729	0	0
Todd Millard (24)	729	*	729	0	0
Greenthal Family Trust DTD 7/26/96 (24)	706	*	706	0	0
Kevin J. Humphrey (24)	706	*	706	0	0
Ronald Cutadean (25)	364	*	364	0	0
Clifford J. Stockdill (26)	364	*	364	0	0
Hasso F. Schutrumpf (27)	364	*	364	0	0
Kathy M. Fournier (28)	364	*	364	0	0
Tao He (29)	364	*	364	0	0
Kirk K. Williams (29)	364	*	364	0	0
Stephen LeTourneau (29)	364	*	364	0	0
Larry Burley (29)	364	*	364	0	0
Deb Gay (29)	364	*	364	0	0
Elisabeth Franzen (29)	364	*	364	0	0
Naga B. Akula (29)	364	*	364	0	0
Ken Meeks (29)	364	*	364	0	0
Craig W. Ashmore (29)	353	*	353	0	0

Total	449,680		449,680	0	0
 *              Represents less than 1% of the outstanding shares.

(1)
Includes 17,449 shares currently held in escrow by JPMorgan Chase Bank, N.A., referred to as JPMorgan, until September 20, 2008 pursuant to the Escrow Agreement dated September 20, 2007 among Perficient, Inc., Kent Kasica, in his capacity as Representative, and JPMorgan, which we refer to as the BoldTech Escrow Agreement.  Mr. Donald Kasica is employed by us as a General Manager.

(2)	Includes 17,406 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(3)	Includes 5,060 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Brennan is employed by us as a Business Development Director.
(4)	Includes 3,359 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Lutz is employed by us as a Director.
(5)	Includes 1,745 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(6)	Includes 1,440 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Wilson is employed by us as a Director.
(7)	Includes 1,396 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(8)	Includes 1,134 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(9)	Includes 698 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(10)	Includes 654 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Battin is employed by us as a Director.
(11)	Includes 567 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(12)	Includes 262 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Hastoglis is employed by us as a Director.
(13)	Includes 218 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Ms. Ostasz is employed by us as a Director.
(14)	Includes 218 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Sheen is employed by us as a Director.
(15)	Includes 218 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(16)	Includes 174 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Shaw is employed by us as a Business Development Executive.

(17)	Includes 174 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Leitheiser is employed by us as a Technical Architect.
(18)	Includes 174 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(19)	Includes 131 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Kerber is employed by us as a Director.
(20)	Includes 131 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(21)
Includes 87 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.  Mr. Yanchak is employed by us as an Accounting Manager until November 30, 2007.

(22)	Includes 87 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Baltuch is employed by us as an IT Director.
(23)	Includes 87 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. McGuire is employed by us as a Project Manager.
(24)	Includes 87 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.
(25)	Includes 44 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Cutadean is employed by us as a Director.
(26)	Includes 44 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Stockdill is employed by us as a Director.
(27)	Includes 44 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Mr. Schutrumpf is employed by us as a Solutions Architect.
(28)	Includes 44 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement. Ms. Fournier is employed by us as a Project Manager.
(29)	Includes 44 shares currently held in escrow by JPMorgan until September 20, 2008 pursuant to the BoldTech Escrow Agreement.

The BoldTech Escrow Agreement was entered into in connection with our acquisition of BoldTech to secure the indemnification obligations of certain of the BoldTech securityholders under the BoldTech Merger Agreement.  In the event we are entitled to indemnification under the BoldTech Merger Agreement for claims arising prior to September 20, 2008, the indemnification may be satisfied, in part, with shares of our common stock held in escrow pursuant to the BoldTech Escrow Agreement.  To the extent that any of our shares of common stock held in escrow are used to satisfy the indemnification obligations of the selling stockholders pursuant to the BoldTech Escrow Agreement, such selling stockholders will no longer beneficially own those shares of common stock and such shares may not be offered pursuant to this prospectus.  We will file a prospectus supplement in the event any shares of our common stock held in escrow pursuant to the BoldTech Escrow Agreement are used to satisfy indemnification obligations of the selling stockkholders under the BoldTech Merger Agreement.

None of the selling stockholders are an affiliate of a registered broker-dealer and none of the selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, at the time they acquired the shares of our common stock to dispose of such shares.

Other Resale Registration Statements

In the acquisition of substantially all of the assets and the assumption of certain liabilities of Tier1 Innovation, LLC, or Tier1, on June 25, 2007, we paid approximately $14.25 million to the Tier1 interest holders, consisting of approximately $7.125 million in cash and 355,633 shares of our common stock.  We also paid transaction costs of approximately $762,500.  In accordance with the Asset Purchase Agreement governing our acquisition of Tier1, we registered for resale 355,633 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-145899).

In the acquisition of e tech solutions, Inc., or E-Tech, on February 20, 2007, we paid approximately $12.2 million to the E-Tech stockholders, consisting of $6.1 million in cash and 306,247 shares of our common stock, and transaction costs of approximately $663,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of E-Tech, which we refer to as the E-Tech Merger Agreement, and pursuant to a Registration Statement on Form S-3 (File No. 333-142267), we registered for resale 306,247 shares of our common stock issued  in connection with the acquisition.

In the acquisition of the Energy, Government and General Business unit of Digital Consulting & Software Services, Inc., or EGG, on July 21, 2006, we paid approximately $13.1 million to the Digital Consulting & Software Services, Inc., consisting of approximately $6.4 million in cash and approximately 511,382 shares of our common stock, and transaction costs of approximately $275,000.  In accordance with the Asset Purchase Agreement governing our acquisition of EGG, and pursuant to a Registration Statement on Form S-3 (File No. 333-138602), we registered for resale 433,074 shares of our common stock issued  in connection with the acquisition and held by Digital Consulting & Software Services, Inc.  We also registered for resale 39,154 shares of our common stock issued in connection with the acquisition and held by a former employee of EGG.

In the acquisition of Insolexen, Corp., or Insolexen, on May 31, 2006, we paid approximately $15.1 million to the Insolexen stockholders, consisting of approximately $7.7 million in cash and approximately 522,944 shares of our common stock.  We also paid transaction costs of approximately $657,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of Insolexen, we registered for resale 446,935 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of Bay Street Solutions, Inc., or Bay Street, on April 7, 2006, we paid approximately $9.8 million to the Bay Street stockholders, consisting of approximately $4.1 million in cash and approximately 464,569 shares of our common stock.  We also paid transaction costs of approximately $636,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of Bay Street, we registered for resale 464,569 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of Vivare, LP, or Vivare, on September 2, 2005, we paid approximately $9.8 million to the Vivare partners, consisting of approximately $4.9 million in cash and approximately 618,500 shares of our common stock.  We also paid transaction costs of approximately $500,000. In accordance with the Asset Purchase Agreement, we registered for resale 158,857 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-129054).  We also registered for resale 10,995 shares of our common stock issued in connection with the acquisition and held by former employees of Vivare pursuant to the Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of iPath Solutions, Ltd., or iPath, on June 10, 2005, we paid approximately $9.9 million to the iPath stockholders, consisting of approximately $3.9 million in cash, $900,000 of liabilities repaid on behalf of iPath and 623,803 shares of our common stock.  We also paid transaction costs of approximately $600,000.  In accordance with the Asset Purchase Agreement governing our acquisition of iPath, we registered for resale 325,039 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-129054).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of Zettaworks LLC, or ZettaWorks, on December 20, 2004, we paid approximately $10.7 million, excluding transaction costs, consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock.  In accordance with the Asset Purchase Agreement governing our acquisition of ZettaWorks, we registered for resale 1,193,179 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-123177).

In the acquisition of Meritage Technologies, Inc., or Meritage, on June 18, 2004, we paid approximately $7.1 million, excluding transaction costs, to the Meritage stockholders consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. In connection with the acquisition of Meritage, on June 16, 2004 we raised approximately $2.5 million through a private placement of 800,000 shares of our common stock to a group of institutional investors led by Tate Capital Partners. The investors were also issued warrants for the purchase of an additional 160,000 shares of our common stock. In our acquisition of Meritage, we granted certain registration rights to the stockholders of Meritage, and in our private placement we granted certain registration rights to the investors in the private placement. As a result, we have registered 1,938,001 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-117216) for resale by the former stockholders of Meritage and by the investors in the private placement.

In the acquisition of Genisys Consulting, Inc., or Genisys, on April 2, 2004, we paid approximately $8.3 million, excluding transaction costs, to the Genisys stockholders consisting of approximately $1.5 million in cash, 1.7 million shares of our common stock and options for 187,500 shares of our common stock. In our acquisition of Genisys, we granted certain registration rights to the stockholders of Genisys. As a result, we have registered 253,116 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-116549), for resale by the former stockholders of Genisys.

PLAN OF DISTRIBUTION

Subject to the restrictions described below, the selling stockholders may sell the shares of common stock offered by this prospectus from time to time in one or more transactions on the Nasdaq Global Select Market, or any other stock exchange, market or trading facility on which the shares of common stock may from time to time be trading, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  The shares of common stock may be offered directly to or through brokers or dealers, or through any combination of these methods of sale.  The methods by which the selling stockholders, including donees, transferees or other successors-in-interest, may sell their shares of common stock also include:

•
a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the stocks as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	secondary distributions in accordance with Nasdaq rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

The selling stockholders, including donees, transferees or other successors-in-interest, may also sell their shares in accordance with Rule 144 under the Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

In connection with our acquisition of BoldTech, we entered into Stock Restriction Agreements with each of Jeffrey C. Lutz, Donald Kasica, Michael J. Brennan, Jeffrey R. Battin, Rafe Wilson, Kevin T. Sheen, Ronald Cutadean, David Hastoglis, Mary-Beth Ostasz, Jeffrey A. Shaw, Jeffrey D. Leitheiser, Daniel R. Kerber, Peter P. Yanchak, Mitchell S. Baltuch, Chris M. McGuire, Clifford J. Stockdill, Hasso F. Schutrumpf and Kathy M. Fournier (which we refer to as the Continuing Employee Selling Stockholders), which impose resale restrictions on the shares of our common stock held by such selling stockholders.  Specifically, these agreements provide that none of the shares of our common stock held by each such selling stockholder may be sold until the earlier of (a) the close of business on the ninth anniversary of the closing date, September 20, 2007, (b) the close of business on the last day of such selling stockholder’s employment with us if such employment is terminated by us without cause or by such selling stockholder with good reason or (c) on the death or disability of such selling stockholder, except as follows:

•	if such selling stockholder remains continuously employed by us through September 20, 2008, the resale restrictions shall lapse with respect to 25% of the shares held by such selling stockholder;

•
if such selling stockholder remains continuously employed by us through September 20, 2009, the resale restrictions shall lapse with respect to an additional 25% of the shares held by such selling stockholder; and

•	if such selling stockholder remains continuously employed by us through September 20, 2010, the resale restrictions shall lapse with respect to the remaining shares held by such selling stockholder.

The 53,963 shares of our common stock owned by the selling stockholders that are currently held in escrow by JPMorgan pursuant to the BoldTech Escrow Agreement may not be sold until, at the earliest, September 20, 2008 when they are released from escrow, to the extent any such shares have not been used to satisfy indemnification obligations under the BoldTech Merger Agreement.  In addition, the 29,576 shares of such common stock held in escrow owned by the Continuing Employee Selling Stockholders are also subject to the resale restrictions contained in the Stock Restriction Agreements.

An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of common stock by the selling stockholders and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

Any underwriters, brokers, dealers and agents who participate in any sale of the shares of common stock may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, the selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any other person.

We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

LEGAL MATTERS

Our legal counsel, Vinson & Elkins L.L.P., Austin, Texas has passed upon certain legal matters in connection with the offered securities.  Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and management's report on the effectiveness of internal control over financial reporting, appearing in Amendment No. 2 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2006, are incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website at http://www.sec.gov which contains the reports, proxy statements and other information we file with the SEC.  You may also inspect our SEC reports and other information at our website at http://www.perficient.com. We do not intend for information contained in our website to be part of this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

•
Our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 5, 2007, as amended by amendment No. 1 to our annual report on Form 10-K/A filed on March 7, 2007 and amendment No. 2 to our annual report on Form 10-K/A filed on August 14, 2007;

•
Our quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed on May 10, 2007, as amended by amendment No. 1 to our quarterly report on Form 10-Q/A filed on August 14, 2007, our quarterly report on Form 10-Q for the quarter ended June 30, 2007 filed on August 14, 2007, and our quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed on November 8, 2007;

•
Our current reports on Form 8-K (excluding any portions thereof that are deemed to be furnished and not filed) filed on February 23, 2007, March 22, 2007, April 25, 2007, June 28, 2007, August 14, 2007, September 21, 2007, November 9, 2007 and November 27, 2007; and

•	The description of our common stock contained in our Form 8-A filed on July 22, 1999 (File No. 000-15169).

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K), after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Investor Relations, Perficient, Inc., 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746, Telephone: (512) 531-6000.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$221.71
Printing expenses	1,000.00
Accounting fees and expenses	20,000.00
Legal fees and expenses	20,000.00
Total	$41,221.71

We will bear all expenses shown above.

Item 15.  Indemnification of Directors and Officers

Perficient, Inc. is incorporated under the laws of the State of Delaware. Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:

•	For any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Under Section 174 of the DGCL; or

•	For any transaction from which the director derived an improper personal benefit.

Article 6 of our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the registrant shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Article 11 of our Bylaws provides that we shall indemnify, to the fullest extent permitted by the DGCL, any and all of our directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.

We have indemnification agreements with each of our directors and executive officers.

We maintain officers’ and directors’ liability insurance.

Item 16.  Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of September 20, 2007, by and among Perficient, Inc., PFT MergeCo IV, Inc., BoldTech Systems, Inc., a Colorado corporation, BoldTech Systems, Inc., a Delaware corporation, each of the Principals (as defined therein) and the Representative (as defined therein), previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed September 21, 2007

2.2
Asset Purchase Agreement, dated as of June 25, 2007, by and among Perficient, Inc., Tier1 Innovation, LLC, Mark Johnston, and Jay Johnson, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed June 28, 2007

2.3
Agreement and Plan of Merger, dated as of February 20, 2007, by and among Perficient, Inc., PFT MergeCo III, Inc., e tech solutions, Inc. and Gary Rawding, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on February 23, 2007

2.4
Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference

2.5
Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage Inc., Meritage Technologies, Inc. and Robert Honner, as Stockholder Representative, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference

2.6
Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZettaWorks LLC, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference

2.7
Asset Purchase Agreement, dated as of June 10, 2005 by and among Perficient, Inc., Perficient iPath, Inc. and iPath Solutions, Ltd., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 15, 2005 and incorporated herein by reference

2.8
Asset Purchase Agreement, dated as of September 2, 2005 by and among Perficient, Inc., Perficient Vivare, Inc., Vivare, LP and the other signatories thereto, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on September 9, 2005 and incorporated herein by reference

2.9
Agreement and Plan of Merger, dated as of April 6, 2006, by and among Perficient, Inc., PFT MergeCo, Inc., Bay Street Solutions, Inc. and the other signatories thereto, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 12, 2006 and incorporated herein by reference

2.10
Agreement and Plan of Merger, dated as of May 30, 2006, by and among Perficient, Inc., PFT MergeCo II, Inc., Insolexen, Corp., HSU Investors, LLC, Hari Madamalla, Stephen Haglund and Uday Yallapragada, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 5, 2006 and incorporated herein by reference

2.11
Asset Purchase Agreement, dated as of July 20, 2006, by and among Perficient, Inc., Perficient DCSS, Inc. and Digital Consulting & Software Services, Inc., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on July 26, 2006 and incorporated herein by reference

5.1*	Opinion of Vinson & Elkins L.L.P.
10.1*	Escrow Agreement dated September 20, 2007 among Perficient, Inc., Kent Kasica, in his capacity as Representative, and JPMorgan Chase Bank. N.A.

23.1*	Consent of BDO Seidman, LLP
23.2*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto)
24.1*	Powers of Attorney (included on the signature page hereto)

*	Filed herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1), (2) and (3) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to this offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 28, 2007.

PERFICIENT, INC.

By:	/s/ John T. McDonald
John T. McDonald
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. McDonald and Paul E. Martin, and each of them (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign on his or her behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ John T. McDonald	Chief Executive Officer and Chairman of the Board	November 28, 2007
John T. McDonald	(Principal Executive Officer)

/s/ Paul E. Martin	Chief Financial Officer	November 28, 2007
Paul E. Martin	(Principal FinancialOfficer)

/s/ Richard T. Kalbfleish	Vice President of Finance and Administration	November 28, 2007
Richard T. Kalbfleish	(Principal Accounting Officer)

/s/ Ralph C. Derrickson	Director	November 28, 2007
Ralph C. Derrickson

/s/ Max D. Hopper	Director	November 28, 2007
Max D. Hopper

/s/ Kenneth R. Johnsen	Director	November 28, 2007
Kenneth R. Johnsen

EXHIBIT INDEX

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of September 20, 2007, by and among Perficient, Inc., PFT MergeCo IV, Inc., BoldTech Systems, Inc., a Colorado corporation, BoldTech Systems, Inc., a Delaware corporation, each of the Principals (as defined therein) and the Representative (as defined therein), previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed September 21, 2007

2.2
Asset Purchase Agreement, dated as of June 25, 2007, by and among Perficient, Inc., Tier1 Innovation, LLC, Mark Johnston, and Jay Johnson, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed June 28, 2007

2.3
Agreement and Plan of Merger, dated as of February 20, 2007, by and among Perficient, Inc., PFT MergeCo III, Inc., e tech solutions, Inc. and Gary Rawding, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on February 23, 2007

2.4
Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference

2.5
Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage Inc., Meritage Technologies, Inc. and Robert Honner, as Stockholder Representative, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference

2.6
Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZettaWorks LLC, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference

2.7
Asset Purchase Agreement, dated as of June 10, 2005 by and among Perficient, Inc., Perficient iPath, Inc. and iPath Solutions, Ltd., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 15, 2005 and incorporated herein by reference

2.8
Asset Purchase Agreement, dated as of September 2, 2005 by and among Perficient, Inc., Perficient Vivare, Inc., Vivare, LP and the other signatories thereto, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on September 9, 2005 and incorporated herein by reference

2.9
Agreement and Plan of Merger, dated as of April 6, 2006, by and among Perficient, Inc., PFT MergeCo, Inc., Bay Street Solutions, Inc. and the other signatories thereto, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 12, 2006 and incorporated herein by reference

2.10
Agreement and Plan of Merger, dated as of May 30, 2006, by and among Perficient, Inc., PFT MergeCo II, Inc., Insolexen, Corp., HSU Investors, LLC, Hari Madamalla, Stephen Haglund and Uday Yallapragada, previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 5, 2006 and incorporated herein by reference

2.11
Asset Purchase Agreement, dated as of July 20, 2006, by and among Perficient, Inc., Perficient DCSS, Inc. and Digital Consulting & Software Services, Inc., previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on July 26, 2006 and incorporated herein by reference

5.1*	Opinion of Vinson & Elkins L.L.P.

10.1*	Escrow Agreement dated September 20, 2007 among Perficient, Inc., Kent Kasica, in his capacity as Representative, and JPMorgan Chase Bank. N.A.
23.1*	Consent of BDO Seidman, LLP
23.2*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto)
24.1*	Powers of Attorney (included on the signature page hereto)

*	Filed herewith.